# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 2512 W. PECAN ST., SUITE 230, PFLUGERVILLE, Texas (TX), 78660
Date of event which requires filing of this statement: 08/28/2026
Filed by CIK 0002079674
Persons authorized to receive notices and communications: GABRIEL GLIKSBERG, ATG CAPITAL MANAGEMENT LP, 16690 Collins Avenue, Sunny Isles Beach, Florida (FL), 33160, 786-519-0995

## Reporting persons
- ATG Capital Opportunities Fund LP (CIK 0002079674): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16.3% of the class)
- ATG Capital Management LP (CIK 0002110268): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16.3% of the class)
- ATG Capital Management GP LLC (CIK 0002110271): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16.3% of the class)
- Gabriel Gliksberg (CIK 0002034212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,500,000; sole dispositive power 0; shared dispositive power 4,500,000; aggregate amount beneficially owned 4,500,000 (16.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 2512 W. PECAN ST., SUITE 230, PFLUGERVILLE, Texas (TX), 78660
Comment: This Amendment No. 7 ("Amendment No. 7") amends and supplements the Schedule 13D filed by the undersigned on January 26, 2026, as amended on January 28, 2026, February 4, 2026, February 25, 2026, March 2, 2026, March 9, 2026 and April 6, 2026 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 7, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 28, 2026, the Court issued a memorandum opinion (the "Decision") in connection with the litigation initiated by the Complaint (the "Action"). The Decision addressed ATG Fund's claims that the Issuer's Board breached the Bylaws and breached its fiduciary duty in rejecting ATG Fund's Nomination Notice. In the Decision, the Court held that the Board "lacked contractual grounds to reject the Nomination Notice" and breached the Bylaws when it rejected ATG Fund's Nomination Notice. The Court also found that "the Board's reject[ion] [of] the Nomination Notice was inequitable and constituted a breach of the directors' fiduciary duties." The Decision expressly stated that "ATG [Fund]'s Nomination Notice is valid. ATG [Fund]'s nominees may stand for election at Empery's annual meeting."

During the Action, the Defendants asserted that ATG Fund was required to disclose (a) a short position it held in certain Bitcoin ETFs (the "Bitcoin Short"), and (b) information concerning another stockholder, Tice Brown, as an alleged "participant" in ATG Fund's proxy campaign, in the Nomination Notice. The Defendants also asserted that ATG Fund was required to disclose the Bitcoin Short on its Schedule 13D filed on January 26, 2026, because ATG Fund stated that it might "engag[e] in short selling of or any hedging or similar transaction with respect to the Shares."

The Court found that disclosure of the Bitcoin Short is not required under the Bylaws and that "ATG [Fund] could not fairly be expected to guess that the Board would interpret the Bylaws to require the disclosure of a Bitcoin short position." The Court held that the Defendants actions "reflect[] a misunderstanding of not only basic contract interpretation, but also the purpose advance notice bylaws serve under Delaware law." We believe that the Defendant's assertion that ATG Fund was required to disclose the Bitcoin Short on its Schedule 13D filing is also baseless, and that the January 26 Schedule 13D is accurate as the reference to "Shares," as defined therein, is to the Issuer's common stock and does not refer to hedging transactions in Bitcoin ETFs.

As the Decision notes, ATG Fund previously held the Bitcoin Short. Given the Issuer's operational shift, ATG Fund has since closed out the Bitcoin Shorts and, as of the date hereof, no longer holds any short positions in Bitcoin ETFs. For the avoidance of doubt, other than its previously disclosed brief short sale of February 2026 call options, ATG Fund has never held short positions in any securities of the Issuer.

In its post-trial brief, the Issuer asserted new allegations that Mr. Brown was a member of a "group" for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and/or had agreements, arrangement or understandings with respect to the Issuer with ATG Fund. In the Decision, the Court found that "Mr. Brown is not a participant in ATG [Fund's] solicitation" and that ATG Fund was not required to include information concerning Mr. Brown in the Nomination Notice. The Court did not reach a decision regarding the Issuer's other claims regarding Mr. Brown raised in the post-trial brief. ATG Fund vigorously disputes these allegations.

The foregoing description of the Decision does not purport to be complete and is qualified in its entirety by reference to the full text of the Decision, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 27,667,402 Shares outstanding as of August 25, 2026, which is the difference obtained by subtracting (i) 2,146,395 pre-funded warrants reported as potentially exercisable in the press release issued by the Issuer on August 25, 2026 (the "Press Release"), from (ii) the 29,813,797 Shares outstanding as of August 25, 2026, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 16.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Memorandum Opinion, dated August 28, 2026.

## Signatures
- ATG Capital Opportunities Fund LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager (09/01/2026)
- ATG Capital Management LP: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner (09/01/2026)
- ATG Capital Management GP LLC: /s/ Gabriel Gliksberg, Gabriel Gliksberg, Managing Member (09/01/2026)
- Gabriel Gliksberg: /s/ Gabriel Gliksberg, Gabriel Gliksberg (09/01/2026)